UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at January 13, 2010

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: January 20, 2010

* Print the name and title of the signing officer under his signature.

  Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.
Houghton Estate, Johannesburg 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
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800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

ROCKWELL RECOVERS LARGE STONES FROM HOLPAN AND SAXENDRIFT

January 13, 2010, Vancouver, BC - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) reports that it has recovered several large stones - plus-50 carats in size - from the Saxendrift and Holpan mining operations.

Some of these large diamonds were produced prior to the short break for the holiday season, and others were recovered since operational start-up on January 8, 2010. They are:

•          52.40 carat clean light fancy yellow diamond from Holpan;
•         60.52 carat light yellow octahedral diamond from Saxendrift;
•         74.99 carat clean white irregular blocky stone from Saxendrift;
•         54.23 carat light yellow broken macle stone with inclusions from Saxendrift; and
•         60.51 light yellow rounded flat stone with oxide coating and minor inclusions from Saxendrift.

The stones are being cleaned to ensure that their proper characteristics, including colour and clarity, are apparent for valuation by the Company's diamond experts.

The Saxendrift mine is located adjacent to the Middle Orange River approximately 160 kilometers southwest of Kimberley, and the Holpan mine is located approximately 40 kilometers north of Kimberley, in the Northern Cape Province of South Africa. The four diamonds recovered at Saxendrift were mined from basal gravel and Rooikoppie deposits, whereas the Holpan stone was likely mined from paleochannel deposits.

President and CEO John Bristow stated "Our Saxendrift mine continues to impress with its regular yield of large and exceptional stones, highlighting the remarkable geological setting of this, and other, Middle Orange River deposits. This is also the setting for the Wouterspan deposit and reinforces our decision to implement the planning and re-commissioning of operations there which yields a similar diamond population. Aside from heavy rain at Holpan and Klipdam on the 7th and 8th of January which impacted processing and earth moving operations, we are pleased to report a smooth start-up in 2010. Our management and operations team are fully focused on ensuring a year of good production and growth for Rockwell."

For further details on Rockwell Diamonds Inc., please visit the Company's website at ww.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.